UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.      0-21185
AAIPHARMA INC.*

(Exact name of registrant as specified in its charter)
2320 Scientific Drive, Wilmington, North Carolina 28405
Tel. (910) 254-7000

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
11.5% Senior Subordinated Notes due 2010
Guarantees of 11.5% Senior Subordinated Notes due 2010
Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: As the result of consummation of the Registrants’ First Amended Chapter 11 Plan (the “Chapter 11 Plan”) confirmed by order of the United States Bankruptcy Court for the District of Delaware:
No holders of Senior Subordinated Notes due 2010 (the “Senior Subordinated Notes”); No holders of Guarantees of Senior Subordinated Notes due 2010 (the “Guarantees”); 35 holders of common stock, issued upon consummation of such Chapter 11 Plan; all shares of common stock outstanding immediately prior to the consummation of the Chapter 11 Plan were cancelled by virtue of the Chapter 11 Plan.
Pursuant to the requirements of the Securities and Exchange Act of 1934, each of AAIPharma Inc. and its below-listed subsidiaries has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: March 9, 2006	By:	/s/ Ludo J. Reynders, Ph.D.
Ludo J. Reynders, Ph.D. Chief Executive Officer
*And the following wholly owned subsidiaries of AAIPharma Inc. which issued the Guarantees of the Senior Subordinated Notes issued by AAIPharma Inc.: Applied Analytical Industries Learning Center Inc.; AAI Properties, Inc.; Kansas City Analytical Services, Inc.; AAI Technologies, Inc.; AAI Development Services, Inc. (a Massachusetts corporation), formerly Medical and Technical Research Associates, Inc.; AAIPharma LLC, formerly NeoSan Pharmaceuticals Inc.; AAI Development Services, Inc. (a Delaware corporation), formerly AAI International Inc.; and AAI Japan, Inc.